April 24, 1998



Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549-1004

ATTN:    Ms. Zandra Bailes
         Document Control - EDGAR

Re:      Withdrawal of*
         IDS Life Variable Annuity Fund B
         CIK - 000049707
         485BPOS filing
         Accession Number 0000820027-98-000273

Dear Ms. Bailes

Registrant hereby requests that you disregard the above 485BPOS filing accepted on April 16, 1998.

The mentioned filing inadvertently referenced exhibit 17c as exhibit 17b on both the signature page and on the exhibit index. The corrected version was filed and accepted on April 17, 1998, accession number 0000820027-98-000275.

I apologize for any inconvenience this has caused.


Sincerely,



Mary Ellyn Minenko
Counsel

*Amendment  to  withdrawal   filing  sent  April  16,  1998,   accession  number
  0000820027-98-000274.